Exhibit 16.1



July 2, 2007



Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Dear Sirs/Madams:


This letter is delivered by Moss Adams, LLP in connection with the filing by Global Aircraft Solutions, Inc. with the Securities and Exchange Commission of a Current Report on Form 8-K dated July 9, 2007.

We have reviewed the contents of Item 4.01 of such Current Report on Form 8-K and agree with the statements contained in the first, second and fourth paragraphs therein as it relates to Moss Adams LLP except for the statements regarding the actions taken by the Audit Committee of the Company's Board of Directors for which we are not in a position to agree or disagree. We are not in a position to agree or disagree with the statements in the third paragraph related to the engagement of registered independent auditors.

Yours truly,



Moss Adams, LLP